UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

ENUCLEUS, INC.

(Name of Issuer)

COMMON STOCK, $0.001 PER SHARE PAR VALUE

(Title of Class of Securities)

293876306

(CUSIP Number)

Ameet Shah
545 5th Avenue, Suite 709
New York, NY 10017

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 9, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 293876306

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Mosaic Financial Services, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,200,016 SHARES

	8.	Shared Voting Power N/A

	9.	Sole Dispositive Power 5,200,016 SHARES

	10.	Shared Dispositive Power N/A

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,200,016 SHARES

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 10.1%

14.	Type of Reporting Person (See Instructions) OO- Limited Liability Company

CUSIP No. 293876306

Item 1.	Security and Issuer

This statement relates to the Common Stock, par value $0.001 per share (the “Shares”), of eNucleus, Inc., a Delaware Corporation (the “eNucleus”).  The current principal executive offices of eNucleus are located at 4000 Main Street, Suite 215, Bay Harbor, MI 49770.

Item 2.	Identity and Background

This Statement is being filed by Mosaic Financial Services, LLC, a Delaware limited liability company (“Mosaic”). The principal business address of Mosaic is 545 5th Avenue, Suite 709, New York, NY 10017.  Mosaic is an investment vehicle for asset-backed financing and investment in public and private companies. Mosaic is wholly owned and managed by Mosaic Capital Advisors, LLC (“MCA”), a Delaware limited liability company, which has the same business address as Mosaic. MCA is a registered investment advisor under the Investment Advisors Act of 1940.

(a)-(c), (f) The name, business address, present principal occupation or employment, and the name and principal business of any corporation or other organization in which such employment is conducted of the persons controlling MCA are set forth on Schedule 1 hereto, which is incorporated herein by reference. Each person listed in Schedule I is a citizen of the United States.

(d) During the previous five (5) years, neither Mosaic nor, to the knowledge of Mosaic, MCA or any of the persons listed on Schedule I hereto (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been party to a civil proceeding of any of a judicial or administrative body of competent jurisdiction such that, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Pursuant to a certain Loan Agreement, dated December 9, 2005, Mosaic received a warrant (“Unit Warrant”), a copy of which is incorporated by reference as Exhibit 99.1, to purchase from RotateBlack Investment Fund I, LLC up to an aggregate of 1,787,500 units (“Units”) each consisting of (i) 1.9091 shares of issued and outstanding Shares and (ii) one warrant to purchase one Share (“Share Warrants”), a copy of which is incorporated by reference as Exhibit 99.2. The Unit Warrant entitles Mosaic to purchase Units at an exercise price of $0.573 per Unit. The Share Warrants have an exercise price of $0.35 per Share. The Shares underlying the Share Warrants are not currently outstanding. The source of the funds that may be used to purchase the Units and Shares is the working capital of the Mosaic.

Item 4.	Purpose of Transaction

The grant of the Unit Warrant was additional compensation for the cost, expense and risk incurred by Mosaic associated with the underwriting and establishment of a loan pursuant to a certain Loan Agreement dated December 9, 2005. The Unit Warrant may be exercised at any time until 5:00 p.m. Eastern Standard Time on July 15, 2006. If the Unit Warrants are exercised and Mosaic thereby receives the underlying Share Warrants, the Share Warrants may in turn be exercised by Mosaic at any time on or before August 13, 2009. The foregoing summaries of the Unit Warrant and the underlying Share Warrants do not purport to be complete and are qualified in their entirety by reference to the text of such agreements included as Exhibits 99.1 and 99.2, respectively.

Except as set forth in this statement, the Unit Warrant and the Share Warrants, neither Mosaic nor, to the best of Mosaic’s knowledge, any of the individuals named in Schedule I hereto, has any plans or proposals which relate to or which would result in any of the actions specified in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a)-(b) By reason of the Unit Warrant and the Share Warrants, Mosaic may be deemed to have beneficial ownership of, and sole dispositive power with respect to, 5,200,016 Shares. Based upon the number of Shares outstanding upon the exercise of the Share Warrants, Mosaic may be deemed to beneficially own approximately 10.1% of the outstanding Shares.

(c) Except as described herein, neither Mosaic nor, to the best of Mosaic’s knowledge, any of the individuals named in Schedule I hereto, has affected any transaction in the Shares within sixty (60) days preceding the date hereof.

(d) Not applicable.
(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Neither Mosaic nor, to the best of Mosaic’s knowledge, any of the individuals named in Schedule I hereto, has any contract, arrangement, understanding or relationship with respect to securities of the eNucleus including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits
Exhibit 99.1 Warrant Agreement, dated December 9, 2005 between Mosaic and Rotate Black Investment Fund I, LLC.
Exhibit 99.2 Common Stock Purchase Warrant issued by eNucleus, Inc. to Rotate Black investment Fund I, with an original issue date of August 13, 2004.

CUSIP No. 293876306

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date	February 24, 2006

MOSAIC FINANCIAL SERVICES, LLC
By: MOSAIC CAPITAL ADVISORS, LLC, its Manager

By:	/s/ Ameet Shah
Ameet Shah, Manager

Schedule I
Controlling Persons of
Mosaic Capital Advisors, LLC

The name, business address, present principal occupation or employment, and the name and principal business of any corporation or other organization in which such employment is conducted of each of the controlling persons of Mosaic Capital Advisors, LLC (“MCA”) is set forth below. Each person listed in Schedule I is a citizen of the United States. Unless otherwise indicated, the business address of each controlling person is Mosaic Financial Services, LLC, 545 5th Avenue, Suite 709, New York, NY 10017.

Members of Mosaic Capital Advisors, LLC	Occupation
Ameet Shah	Manager, Mosaic Capital Advisors, LLC
Haresh Sheth	Treasurer, Mosaic Capital Advisors, LLC
John Sadowsky	Chairman, Atlas Distributing, Inc. 44 Southbridge Street Auburn, MA 01501 Atlas Distributing, Inc. is a full line beer and beverage distributor